Exhibit 99.1

PreMD First Quarter 2007 Report	1

First Quarter Report
2007

For the period ended March 31, 2007

Dated May 11, 2007

PreMD Inc.
Toronto Stock Exchange: PMD
American Stock Exchange: PME
www.premdinc.com

PreMD First Quarter 2007 Report	2

MESSAGE TO SHAREHOLDERS

PreMD Inc. is pleased to announce financial results for the first quarter of fiscal 2007 ended March 31, 2007 (“Q1 2007”).

Operational Overview
Recent highlights include:
●	First full quarter since reacquiring the rights to PREVU* from McNeil Consumer Healthcare; discussions with potential marketing partners in advanced stages
●	Established warehousing and distribution facilities through Lynden International Logistics Co. to provide comprehensive logistics management for PREVU*
●	Raised approximately $3.9 million in a private placement with institutional investors to provide additional working capital
●	Expanded the presence of PREVU* POC within the retail pharmacy segment of the market
●
Data describing PREVU* Tape POC was accepted for presentation at the American Association for Clinical Chemistry Meeting to be held in July 2007; this is the third product in the PREVU* line of skin cholesterol tests and was created for point-of-contact or point-of-sale opportunities

●	Results of PASA clinical study for PREVU* POC were submitted for publication in the scientific literature
●
Received comments from the U.S. Food and Drug Administration (FDA) regarding the 510(k) application for PREVU* LT for use in the life insurance industry. Responses are being prepared and a meeting with the FDA is scheduled in the second quarter

●	Amended license agreement for cancer patents at more favorable terms

This quarter marks the first full quarter since we have reacquired the marketing rights to the PREVU* technology and I am pleased with the tremendous progress we have made since the transition. One of our strategic objectives for the year is to expand the market for PREVU*, and to that end, important new data has been analyzed and submitted for publication. In addition, we are preparing our submission to the FDA to obtain an expanded claim for PREVU* POC. Furthermore, we are preparing to meet with the FDA regarding our 510(k) application for PREVU* LT. Both the expanded claim for PREVU* POC and clearance of PREVU* LT would provide us with additional market opportunities and great upside. We have also engaged a leading logistics company, Lynden International Logistics Co., to manage the PREVU* supply chain. Our discussions with potential marketing partners are continuing and I feel confident that we are taking the appropriate steps to maximize the value of PREVU*.

In addition to progress with PREVU*, we continue to move forward in the clinic with our cancer tests. The breast cancer test study at the University of Louisville is expected to be completed by the end of the second quarter and will then be submitted for publication. Discussions with potential partners for our complete line of oncology products also continue with the encouraging data we have seen to date from the LungAlert* I-ELCAP study and the ColorectAlert* EDRN study providing a strong basis for discussion.

Last month, PreMD received a letter from the American Stock Exchange (“AMEX”) stating that AMEX has determined that PreMD is not in compliance with certain continued listing standards. PreMD will be submitting a business plan, as requested, advising AMEX of the

PreMD First Quarter 2007 Report	3

action PreMD has taken, or will take, to bring it into compliance with the relevant continued listing standards within a maximum of 18 months.

Financial Overview
The consolidated net loss for Q1 2007 was $1,589,000 or $(0.07) per share compared with a loss of $2,374,000 or $(0.11) per share for the quarter ended March 31, 2006 (“Q1 2006”), primarily due to a decrease in clinical trial expenses and unrealized foreign exchange gains on the revaluation of the convertible debentures.

Total product sales were $18,000 for Q1 2007 compared with $117 for Q1 2006. License revenue was nil for Q1 2007, compared to $77,000 for Q1 2006.

On March 28, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,634 common share purchase warrants for gross proceeds of approximately $3.9 million. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.

Fiscal 2007 Outlook
We are tracking quite nicely to achieve our 2007 objectives and believe in our ability to continue to execute on our strategic plan. We continue to make progress in all aspects of our business, positioning ourselves for future growth.

PreMD’s fiscal 2007 objectives include:
●	Expand the market and claims for PREVU* POC
●	Enter into a marketing partnership for PREVU*
●	Achieve regulatory clearance in the U.S. for PREVU* LT
●	Continue to advance cancer clinical program
●	Conclude a strategic partnership for the complete line of oncology products

We appreciate your continuing support. Sincerely,

Brent Norton, MD, MBA
President and Chief Executive Officer

PreMD First Quarter 2007 Report	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2006 in evaluating PreMD’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on EDGAR at www.edgar-online.com.

Vision

PreMD Inc. (“PreMD” or the “Company”) is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

Corporate Overview

PreMD’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether. PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point-of-care, in the doctor’s office, at the pharmacy, for insurance testing, and, eventually, at home.

Our product development pipeline includes:

Coronary Artery Disease Risk Assessment:
●	PREVU* Point of Care (“POC”) Skin Cholesterol Test (cleared for sale in the U.S. (CLIA-exempt), and Canada and CE-marked in Europe)
●	PREVU* LT Skin Cholesterol Test, a lab-processed format (cleared for sale in Canada and CE-marked in Europe; 510(k) filed in the U.S.)
●	PREVU* PT Skin Cholesterol Test, a consumer-oriented format (in development)

Cancer Screening Tests (in development):
●	ColorectAlert™
●	LungAlert™
●	Breast cancer test

Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December

PreMD First Quarter 2007 Report	5

31, 2006. Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”.

a)
Section 3855, Financial Instruments - Recognition and Measurement, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

●	All financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
●	All financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their carrying value; and
●	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified unamortized deferred financing fees relating to convertible debentures of $347,589 to convertible debentures. The reclassification of debt issue costs has no impact on earnings. Financing fees are amortized using the effective interest method over the term of the related debt instrument.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities.

The standard requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in net income. Certain derivatives embedded within a host contract must also be measured at fair value. Prior to the adoption of this standard, the conversion feature and warrants related to the Company’s unsecured convertible debentures were separately presented on the balance sheet as equity component of convertible debentures and warrants, respectively. The amounts recognized represent the fair values of the conversion feature and warrants on the date of issuance. The adoption of this standard as it relates to embedded derivatives had no impact on opening deficit at the date of adoption or any impact on earnings for the period.

b)	Section 3865, Hedges, describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

●	Changes in the fair value of a hedged item and a hedging item; and
●	Changes resulting from risk exposure relating to a hedged item and a hedging item.

PreMD First Quarter 2007 Report	6

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period. The Company currently does not have any hedges.

c)
Section 1530 of the CICA Handbook, "Comprehensive Income", describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no “other comprehensive income” transactions during the quarter ended March 31, 2007, and no opening or closing balances for “accumulated other comprehensive income or loss”.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2006.

Operating Results

Net Loss
The consolidated net loss for the three months ended March 31, 2007 (Q1 2007) was $1,589,000 or $(0.07) per share compared with a loss of $2,374,000 or $(0.11) per share for the quarter ended March 31, 2006 (Q1 2006). The decrease was almost entirely attributable to a reduction in expenses related to clinical trials and unrealized foreign exchange gains on the revaluation of the convertible debentures.

Revenue
Total product sales were $18,000 for Q1 2007 compared with $117 for Q1 2006. License revenue was nil for Q1 2007, compared to $77,000 for Q1 2006. Product sales reflect direct sales to customers, following the termination of the license agreement on December 28, 2006 with McNeil Consumer Healthcare (“McNeil”). The license revenue in 2006 consisted primarily of the upfront cash payments received in accordance with the respective worldwide and Canadian licensing agreements with McNeil Consumer Healthcare which were deferred and recognized into income on a straight-line basis over the terms of the agreements. These agreements were terminated on December 28, 2006.

Research and Development
The Company’s R&D efforts during Q1 2007 focused primarily on managing the cancer clinical trial programme and on finalizing the analysis of the PASA skin cholesterol clinical trial data in preparation for submission to the FDA requesting an expanded claim for PREVU* POC as a risk assessment tool for future heart attack and stroke. Most of the skin cholesterol clinical trials were completed at the end of 2006. As a result, research and development expenditures for the quarter decreased by $875,000 to $641,000 from $1,516,000 in Q1 2006. The Company expects research and development expenses to remain at these lower levels in the remainder of fiscal 2007.

PreMD First Quarter 2007 Report	7

The variance for the period reflects:
●	a decrease of $957,000 in spending on clinical trials for skin cholesterol, as well as the trials for the lung and breast cancer technologies;
●	an increase of $128,000 on product development in support of manufacturing validation for the new cordless reader and for general product improvements; and
●	a decrease of $54,000 in legal fees on intellectual property.

General and Administration
General and administration expenses amounted to $641,000 for Q1 2007 compared with $577,000 in Q1 2006, an increase of $64,000. The increase for the quarter reflects:
●	a decrease in stock-based compensation, a non-cash expense, of $12,000 to $57,000 for Q1 2007 compared with $69,000 for Q1 2006;
●	an increase of $43,000 in professional fees for legal, audit and human resources; and
●	an increase of $18,000 in compensation expense.

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $164,000 in Q1 2007 compared with $166,000 in Q1 2006. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. The amount accrued for Q1 2007 was subsequently paid primarily in common shares, whereas the amount for Q1 2006 was paid in cash. Imputed interest of $248,000 and $231,000 in Q1 2007 and 2006 respectively, represents the expense related to the accretion of the liability component at an effective interest rate of approximately 12.75% plus the amortization of the deferred financing fees which are being amortized over the four-year term of the convertible debentures.

Amortization
Amortization expenses for capital assets and intangible assets for Q1 2007 amounted to $41,000 compared with $44,000 for Q1 2006.

Loss (gain) on Foreign Exchange
The gain on foreign exchange was $84,000 for Q1 2007, compared with a loss of $63,000 for Q1 2006. The major contributing factor for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars.

Recoveries and Other Income
Interest income amounted to $27,000 for Q1 2007 compared with $87,000 for Q1 2006 as a result of lower cash balances. Refundable scientific investment tax credits (“ITCs”) accrued for Q1 2007 amounted to $22,000 versus $60,000 for Q1 2006. The decrease was due to the reduced spending on clinical trials in 2007.

Other
Accounts payable at March 31, 2007 amounted to $198,000 compared with $964,000 at December 31, 2006. The large decrease resulted from the payment of expenses related to clinical trials that were completed near the end of 2006.

PreMD First Quarter 2007 Report	8

Contractual Obligations

As at March 31, 2007 PreMD had certain contractual obligations and commitments related to ongoing clinical trials and operating leases as follows:

	Total	Less than 1 Year	1 -2 Years	2 -5 Years
Clinical Trials	$305,000	$305,000	$ Nil	$ Nil
Operating Leases	261,000	140,000	121,000	Nil
Total	$566,000	$445,000	$121,000	$ Nil

Certain other obligations, totaling up to $225,000, are only payable upon the achievement of specific events.

The $9,828,000 (US$8,210,000) convertible debentures we issued on August 30, 2005 are payable in U.S. dollars and are due in August 2009. The balance outstanding at March 31, 2007, at current exchange rates, is $8,983,000 (U.S. $7,780,000), and is net of $475,000 (U.S. $430,000) that was converted into common shares in 2006.

Liquidity and Capital Resources

As at March 31, 2007, PreMD had cash, cash equivalents and short-term investments totaling $4,878,000 ($3,276,000 as at December 31, 2006). We invest our funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q1 2007 amounted to $2,178,000 compared with $755,000 in Q1 2006, the increase resulting from a reduction in accounts payable and accrued liabilities.

Effective December 28, 2006, the agreements with McNeil to market and distribute the PREVU* skin cholesterol tests were terminated. The Company is directly selling PREVU* in certain markets and is pursuing several additional opportunities to maximize the commercial potential of these tests, including licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

On March 28, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,634 common share purchase warrants for gross proceeds of approximately $3,900,000. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs. Management believes that, based on historical cash expenditures and the current expectation of further revenues from product sales, royalties and license revenues, its existing cash resources together with the proceeds of the private placement on March 28, 2007 and the ITC receivable of $222,000 will be sufficient to meet its current operating and capital requirements through at least 2008.

However, the Company’s future capital requirements will depend on many factors, including its ability to negotiate new licensing and/or sales distribution agreements to market the PREVU* skin cholesterol tests, continued progress in its product development and clinical programs,

PreMD First Quarter 2007 Report	9

time and expense associated with regulatory filings, prosecution and enforcement of its patent claims, and costs associated with obtaining regulatory approvals.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters:

	2007		2006				2005
	Q1		Q4	Q3	Q2	Q1	Q4	Q3	Q2
Product sales	$18,084	$	Nil	$1,381	$5,015	$117	$40,768	$39,902	$332,701
License revenue	-		2,555,157	576,995	79,624	77,051	918,804	79,698	78,081
Investment tax credits	22,000		25,000	45,000	70,000	60,000	31,000	70,000	47,923
Interest Income	27,124		52,391	56,049	70,394	86,535	85,781	36,076	22,383
Net loss	$(1,589,195)		$(339,602)	$(1,120,175)	$(2,115,432)	$(2,373,762)	$(788,825)	$(1,443,941)	$(1,455,027)
Net loss per share (1) : - basic and diluted	$0.07		$0.01	$0.05	$0.10	$0.11	$0.04	$0.07	$0.07
Note:
(1) Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended March 31, 2007 was 22,044,772 (March 31, 2006: 21,551,160).

Outstanding Share Data
As of the date hereof, PreMD has an aggregate of 24,993,328 common shares outstanding.

Factors That Could Affect Future Results

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our

PreMD First Quarter 2007 Report	10

cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars upon maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:
●	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan;
●
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. We anticipate partnering the sales and marketing rights for the PREVU* Skin cholesterol Tests in 2007 for certain markets and may service other markets directly;

●	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
●
We may need to generate cash to pay interest and principal on the convertible debentures. Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

●
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents;

PreMD First Quarter 2007 Report	11

●
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

●	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
●	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
●	The loss of any key employee could impair our ability to execute PreMD’s business plan;
●	Intense competition may harm PreMD’s ability to license and develop products;
●	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
●	Rising healthcare costs could impair PreMD’s ability to commercialize its products; and
●	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2006, which is filed with the Ontario Securities Commission (“OSC”) and available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov. Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in this or other reports or documents that PreMD files with the OSC and the SEC.

Dated May 11, 2007

PreMD First Quarter 2007 Report	12

PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]

Unaudited

	As at	As at
	March 31,	December 31,
	2007 $	2006 $
ASSETS
Current
Cash and cash equivalents	3,533,734	112,577
Short-term investments	1,344,141	3,163,482
Accounts receivable	17,606	11,221
Inventory	174,198	179,219
Prepaid expenses and other receivables	581,491	570,773
Investment tax credits receivable	222,000	200,000
Total current assets	5,873,170	4,237,272
Deferred financing fees, net of accumulated amortization of $174,863 in 2006 [notes 2 and 3]	-	347,589
Capital assets, net of accumulated amortization of $863,880 [2006 - $841,611]	291,017	312,410
Intangible assets, net of accumulated amortization of $934,138 [2006 - $915,027]	363,118	382,229
	6,527,305	5,279,500
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable	197,690	963,990
Accrued liabilities	712,884	932,372
Total current liabilities	910,574	1,896,362
Convertible debentures [note 3]	6,167,413	6,350,680
Total liabilities	7,077,987	8,247,042
Shareholders' deficiency
Capital stock [note 5]	28,783,173	25,263,480
Contributed surplus [note 5]	2,610,905	2,521,915
Equity component of convertible debentures [note 3]	2,239,385	2,239,385
Warrants [note 5]	1,567,392	1,170,020
Deficit	(35,751,537)	(34,162,342)
Total shareholders' deficiency	(550,682)	(2,967,542)
	6,527,305	5,279,500

See accompanying notes

PreMD First Quarter 2007 Report	13

PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
[In Canadian dollars]

Unaudited

	Three months ended March 31,
	2007	2006
	$	$
REVENUE
Product sales		117
License revenue	-	77,051
	18,084	77,168
Cost of product sales	4,846	128
Gross profit	13,238	77,040

EXPENSES
Research and development	640,837	1,515,709
General and administration	640,964	577,248
Interest on convertible debentures	163,583	165,514
Imputed interest on convertible debentures	248,346	231,412
Amortization	41,380	44,822
Loss (gain) on foreign exchange	(83,553)	62,632
	1,651,557	2,597,337

RECOVERIES AND OTHER INCOME
Investment tax credits	22,000	60,000
Interest	27,124	86,535
	49,124	146,535
Net loss and comprehensive loss for the period	(1,589,195)	(2,373,762)

Deficit, beginning of period	(34,162,342)	(28,213,371)
Deficit, end of period	(35,751,537)	(30,587,133)
Basic and diluted loss per share	$(0.07)	$(0.11)
Weighted average number of common shares outstanding	22,044,772	21,551,160

See accompanying notes

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PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]

Unaudited	Three months ended March 31,
	2007 $	2006 $
OPERATING ACTIVITIES
Net loss for the period	(1,589,195)	(2,373,762)
Add (deduct) items not involving cash
Amortization	41,380	44,822
Stock-based compensation costs included in:
Research and development expense	32,097	35,815
General and administration expense	57,293	69,471
Imputed interest on convertible debentures	248,346	231,412
Interest on convertible debentures paid in common shares	136,944	-
Loss (gain) on foreign exchange	(83,553)	62,632
Net change in non-cash working capital balances related to operations [note 6]	(1,021,467)	1,251,788
Decrease in deferred revenue	-	(76,725)
Cash used in operating activities	(2,178,155)	(754,547)
INVESTING ACTIVITIES
Short-term investments	1,817,691	186,810
Sale of capital assets	873	-
Purchase of capital assets	(1,749)	(18,098)
Cash provided by investing activities	1,816,815	168,712
FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs [note 5]	3,779,721	-
Cash provided by financing activities	3,779,721	-
Effect of exchange rate changes on cash and cash equivalents	2,776	42,067
Net increase (decrease) in cash and cash equivalents during the period	3,421,157	(543,768)
Cash and cash equivalents, beginning of period	112,577	773,199
Cash and cash equivalents, end of period	3,533,734	229,431
Represented by:
Cash	133,732	229,431
Cash equivalents	3,400,002	-
	3,533,734	229,431
Supplemental cash flow information
Cash paid during the period for interest	29,615	165,514

See accompanying notes

PreMD First Quarter 2007 Report	15

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007
[In Canadian dollars unless otherwise noted]

Unaudited

1.       NATURE OF THE COMPANY AND BASIS OF PRESENTATION
PreMD Inc [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with non-invasive or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company develops easy-to-use, accurate and cost-effective tests designed for use in a point-of-care setting, in a laboratory, in the life insurance industry, and eventually, at home and licenses the global marketing rights to third parties.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and breast cancer. In addition, the Company has patents and patents pending for color measurement in biological reactions.

2.        SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2006. Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”.

a)    Section 3855, Financial Instruments - Recognition and Measurement, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

●	All financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
●	All financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their carrying value; and
●	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified unamortized deferred financing fees relating to convertible debentures of $347,589 to convertible debentures. The reclassification of debt issue costs has no impact on earnings. Financing fees are amortized using the effective interest method over the term of the related debt instrument.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities.

PreMD First Quarter 2007 Report	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The standard requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in net income. Certain derivatives embedded within a host contract must also be measured at fair value. Prior to the adoption of this standard, the conversion feature and warrants related to the Company’s unsecured convertible debentures were separately presented on the balance sheet and as equity component of convertible debentures and warrants, respectively. The amounts recognized represent the fair values of the conversion feature and warrants on the date of issuance. The adoption of this standard as it relates to embedded derivatives had no impact on opening deficit at the date of adoption or any impact on earnings for the period.

b)	Section 3865, Hedges, describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

●	Changes in the fair value of a hedged item and a hedging item; and
●	Changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period. The Company currently does not have any hedges.

c)
Section 1530 of the CICA Handbook, "Comprehensive Income", describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no “other comprehensive income” transactions during the quarter ended March 31, 2007, and no opening or closing balances for “accumulated other comprehensive income or loss”.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2006.

3.       CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of approximately $8,915,000). The unsecured debentures bear interest at an annual rate of 7% [effective rate of approximately 12.75% on the liability component], payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

On August 25, 2006, $475,441 [US$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.

Of the total amount of the financing, $5,917,209 was recorded as a liability. The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses

PreMD First Quarter 2007 Report	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of $228,292), using the Black-Scholes option pricing model. The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model. Additional financing expenses of $51,399 were incurred in 2006, of which $13,623 was allocated to the equity component of the convertible debentures and $6,698 was allocated to warrants based on their relative fair values. The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

	Proceeds ($)	Deferred financing fees ($)	Net ($)
Issuance of convertible debentures	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debentures	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of approximately 12.75% and at maturity will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from December 31, 2006 to March 31, 2007:

($)
Balance, December 31, 2006	6,350,680
Reclassification of deferred financing fees [note 2]	(347,589)
Changes in foreign exchange rates	(84,024)
Imputed interest	248,346
Balance, March 31, 2007	6,167,413

4.       STOCK-BASED COMPENSATION
On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

PreMD First Quarter 2007 Report	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended March 31
	2007 $	2006 $
Net loss as reported	(1,589,195)	(2,373,762)
Estimated stock-based compensation costs	(643)	(13,240)
Pro forma net loss	(1,589,838)	(2,387,002)
Pro forma basic and diluted loss per common share	$(0.07)	$(0.11)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: expected volatility of 54.3%; risk free interest rate of 4.06%; expected dividend yield of nil; and an expected life of the options of five years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2006.

5.       CAPITAL STOCK AND CONTRIBUTED SURPLUS
a)    Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b)    Issued and outstanding shares

Common shares	Number #	Stated value $	Contributed surplus $	Total $
Balance, December 31, 2006	21,858,223	25,263,480	2,521,915	27,785,395
Issued on exercise of options	3,000	4,600	(400)	4,200
Stock-based compensation expense	-	-	89,390	89,390
Issued as payment for interest	85,164	136,944	-	136,944
Issued pursuant to private placement	2,917,268	3,367,103	-	3,367,103
Balance, March 31, 2007	24,863,655	28,772,127	2,610,905	31,383,032

c)   Private placement
On March 28, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,634 common share purchase warrants at $1.33 per unit for gross proceeds of $3,880,417, less issue expenses of $104,896 (resulting in net proceeds of $3,775,521). The issue expenses were pro rated between the equity and the warrant components. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share. The fair value of the warrants at the date of grant was estimated as $397,372 (net of expenses of $11,046), determined using the Black-Scholes options pricing model.

d)    Warrants
	Warrants #	Weighted average exercise price $
Balance, December 31, 2006	1,288,970	3.57
Granted	1,458,634	1.66
Balance, March 31, 2007	2,747,604	2.63

PreMD First Quarter 2007 Report	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        e)    Options
	Shares #	Weighted average exercise price $
Balance, December 31, 2006	2,920,304	2.84
Granted	675,000	1.65
Exercised	(3,000)	1.40
Expired	(387,500)	3.89
Balance, March 31, 2007	3,204,804	2.46

6.       CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations comprise the following:

	Threemonths ended March 31
	2007	2006
	$	$
Accounts receivable	(6,385)	881,766
Inventory	5,021	(939)
Prepaid expenses and other receivables	(10,718)	66,377
Investment tax credits receivable	(22,000)	(60,000)
Accounts payable and accrued liabilities	(987,385)	364,584
	(1,021,467)	1,251,788

7.       COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the period ended March 31, 2006 have been reclassified from statements previously presented to conform to the presentation of the March 31, 2007 consolidated financial statements.

PreMD First Quarter 2007 Report	20

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar
PreMD Inc.	Equity Transfer Services Inc.
4211 Yonge Street	200 University Avenue, Suite 400
Suite 615	Toronto, Ontario
Toronto, ON	T: 416-361-0930
M2P 2A9	www.equitytransfer.com
T: 416-222-3449
F: 416-222-3449	Shareholder services provided by the
www.premdinc.com	transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Ron Hosking, CA	- Transfer PreMD shares
Chief Financial Officer	- Other shareholder account inquiries
T: 416-222-3449
rhosking@premdinc.com
Auditors
General or Investor Inquiries
Ernst & Young LLP, Chartered Accountants
info@premdinc.com	Ernst & Young Tower
Toronto-Dominion Centre
Toronto, Ontario

Legal Counsel

Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo PC
One Financial Center
Boston, Massachusetts